PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.

CONTRACTUAL FEE WAIVER AGREEMENT

AGREEMENT made this 1st day of May, 2013 by and between Principal Variable Contracts Funds, Inc. (the “Fund”) and Principal Management Corporation (the “Advisor”) (together, the “Parties”).

The Advisor has contractually agreed to limit the Fund’s expenses (excluding interest the Accounts incur in connection with investments they make) on certain share classes of certain of the Accounts. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. The expenses borne by the Advisor are subject to reimbursement by the Funds through the Expiration Date, provided no reimbursement will be made if it would result in the Accounts’ exceeding the total operating expense limits. The operating expense limits are attached on Schedule A to this Agreement.

Further, the Advisor has contractually agreed to waive a portion of the management fee it receives from certain Acocuntss through the Date of Expiration. The waiver is expressed as a percentage of average daily net assets. The management fee waivers are attached as Schedule B to this Agreement.

The Agreement embodies the entire agreement of the Parties relating to the subject matter hereof. This Agreement supersedes all prior agreement and understandings, and all rights and obligations thereunder are hereby cancelled and terminated. No amendment or modification of this Agreement will be valid or binding unless it is in writing by the Parties

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above.

Principal Variable Contracts Funds, Inc.	Principal Management Corporation

By: /s/ Nora M. Everett	By: /s/ Michael J. Beer
Name: Nora M. Everett	Name: Michael J. Beer
Title: Chair, President and Chief Executive Officer	Title: Executive Vice President and Chief Operating Officer

By: /s/ Beth C. Wilson
Name: Beth C. Wilson
Title: Secretary and Vice President

SCHEDULE A

Series	Class 1	Class 2	Expiration
Principal LifeTime 2060 Account*	0.13%	N/A	April 30, 2014
SmallCap Value Account I	0.99%	1.24%	April 30, 2014

* The expense cap for the Principal LifeTime 2060 Account will be effective on May 1, 2013.

SCHEDULE B

Principal Management Corporation ("Principal"), the investment advisor has contractually agreed to limit certain of the Accounts’ management fees . The expense limit will reduce the Account’s Management Fees by the amounts listed below:

Series	Waiver	Expiration
LargeCap Blend Account II	0.018%	April 30, 2014
LargeCap Growth Account I	0.016%	April 30, 2014
SmallCap Growth Account II	0.100%	April 30, 2014
SmallCap Value Account I	0.020%	April 30, 2014

Principal has contractually agreed to reduce Short-Term Income Account's expenses by 0.01% through the period ending April 30, 2014